[Innova letterhead]

August 23, 2005

Via Electronic Transmission
---------------------------

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn:  Michael Henderson,
       Staff Accountant

       Re:  Innova, S. de R.L.de C.V.
            Form 20-F for the year ended December 31, 2004
            Filed June 13, 2005

Dear Mr. Henderson:

I refer to the letter, dated August 1, 2005, from the staff of the Securities and Exchange Commission to Innova, S. de R.L. de C.V. setting forth the staff's comments on the above referenced filing.

As we discussed by telephone yesterday, we received the staff's comment letter on August 19, 2005 and we are diligently working to prepare our response, which we expect to submit by September 2, 2005. If, as that date approaches, we anticipate that we will need additional time to complete our response, we will contact you. Thank you for your assistance.

If you have any questions, please call me at (5255) 54484131.

Very truly yours,

/s/ Carlos Ferreiro Rivas

Carlos Ferreiro Rivas
Chief Financial Officer